Exhibit 99.3

Banro Corporation

Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

(Expressed in U.S. dollars)

Banro Corporation

Consolidated Financial Statements
For the years ended
December 31, 2006 and 2005
(Expressed in U.S. dollars)

Contents

Auditors’ Report	2

Consolidated Financial Statements
3
Balance Sheets
4
Statements of Operations and Deficit
5
Statements of Cash Flows

Summary of Significant Accounting Policies	6-8

Notes to Financial Statements	9-26

BDO Dunwoody LLP Chartered Accountants And Consultants	Royal Bank Plaza P.O. Box 32 Toronto Ontario Canada M5J 2J8 Telephone: (416) 865-0200 Telefax: (416) 865-0887

Auditors’ Report

To the Shareholders of
Banro Corporation

We have audited the consolidated balance sheets of Banro Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit, and cash flows for each of the years in the three year period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).   Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants
Toronto, Ontario
March 11, 2007

Banro Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	December 31, 2006	December 31, 2005

Assets

Current
Cash	$5,962,993	$1,651,937
Short term investments (Note 2)	46,298,028	21,789,603
Accounts receivable and prepaid expenses	279,449	130,496

	52,540,470	23,572,036

Investments (Note 3)	2,516,178	1,246,203
Property, plant and equipment (Note 4)	1,209,629	1,132,570
Deferred exploration expenditures (Note 5)	34,132,109	12,162,137

	$90,398,386	$38,112,946

Liabilities and Shareholders’ Equity

Current
Accounts payable	$2,858,957	$1,421,571

Shareholders’ equity
Share capital (Note 6)	130,181,820	77,725,794
Contributed surplus (Note 6(e))	6,873,851	5,407,283
Cumulative translation adjustment (Note 3(b))	7,284	23,449
Deficit	(49,523,526)	(46,465,151)

	87,539,429	36,691,375

	$90,398,386	$38,112,946

On behalf of the Board

/s/ Peter N. Cowley	Director
Peter N. Cowley

/s/ Arnold T. Kondrat	Director
Arnold T. Kondrat

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

 Consolidated Statements of Operations and Deficit

(Expressed in U.S. dollars)

For the years ended December 31	2006	2005	2004

Expenses
Professional fees	$686,376	$551,472	$305,904
Consulting fees	245,435	760,655	96,004
Office and sundry	787,747	820,830	439,344
Salary	1,306,412	1,374,511	561,784
Employee stock based compensation	1,167,062	873,048	2,195,231
Travel	451,291	526,818	362,553
Shareholder relations and promotion	833,212	839,150	174,446
Directors fees	30,000	23,848	—
Interest and bank charges	17,377	13,330	6,868
Amortization	21,520	37,777	47,384
Bad debt expenses	—	—	203,572
Foreign exchange loss (gain)	597,605	(691,207)	(330,449)

	(6,144,037)	(5,130,232)	(4,062,641)
Interest income	1,987,420	336,642	122,209

Loss from operations	(4,156,617)	(4,793,590)	(3,940,432)

Share of equity loss of BRC Diamond and Loncor	(416,720)	(337,836)	(505,153)

Gain (loss) on dilution of interest in BRC Diamond	1,514,962	630,084	(2,232)
Write down of investment	—	—	(225,901)
Recovery of legal fees from lawsuit	—	—	24,338

Net loss for the year	(3,058,375)	(4,501,342)	(4,649,380)

Deficit, beginning of year	(46,465,151)	(41,963,809)	(37,314,429)

Deficit, end of year	$(49,523,526)	$(46,465,151)	$(41,963,809)

Loss per share (Note 6(d))	$(0.08)	$(0.16)	$(0.18)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

For the years ended December 31	2006	2005	2004

Cash provided by (used in)

Operating activities
Net loss for the period	$(3,058,375)	$(4,501,342)	$(4,649,380)
Adjustments to reconcile loss to net cash provided by operating activities
Unrealized foreign exchange loss (gain)	644,293	(1,488,349)	(380,850)
Share of equity loss	416,720	337,836	505,153
(Gain) loss on dilution of interest	(1,514,962)	(630,084)	2,232
Value of options issued (Note 6(c))	1,167,062	1,585,965	2,195,231
Amortization	21,520	37,777	47,384
Bad debts	—	—	203,572
Write down of investment	—	—	225,901
Accrued interest	(558,576)	(191,603)	—
Changes in non-cash working capital
Accounts receivable and prepaid expenses	(148,953)	(105,967)	(8,593)
Accounts payable	1,437,386	1,209,355	157,413

	(1,593,885)	(3,746,412)	(1,701,937)
Investing activities
Acquisition of property, plant and equipment	(529,722)	(819,935)	(573,154)
Short term investments	(23,949,849)	(21,598,000)	—
Investment and advances to BRC Diamond	387,310	—	—
Investment and advances to Loncor	(55,000)	—	—
Due from related parties and note receivable	—	(362,291)	63,344
Deferred exploration expenditures (Note 5)	(19,806,006)	(8,690,090)	(1,921,718)

	(43,953,267)	(31,470,316)	(2,431,528)
Financing activities
Common shares issued for cash	50,757,431	26,338,750	11,868,860

Effect of foreign exchange on cash held in foreign currency	(899,223)	1,472,718	382,872

Net increase (decrease) in cash during the year	4,311,056	(7,405,260)	8,118,267

Cash, beginning of year	1,651,937	9,057,197	938,930

Cash, end of year	$5,962,993	$1,651,937	$9,057,197

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

Nature of Business

Banro Corporation’s (the “Company”) business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the “Congo”). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in Canada, Delrand Explorations Inc., its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

Investments	Investments in companies subject to significant influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

	Furniture and fixtures	- 20% declining balance basis
	Office equipment	- Straight line over four years
	Vehicles	- Straight line over four years
	Communication equipment	- Straight line over four years
	Field camps	- Straight line over four years
	Surveying equipment	- Straight line over four years
	Geochemistry	- Straight line over four years
	Field equipment	- Straight line over four years
	Leasehold improvements	- Straight line over five years

Asset Impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

December 31, 2006, 2005 and 2004

Foreign Currency Translation

These consolidated financial statements are expressed in the functional currency of the Company, United States dollars. The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the year, except for amortization which is translated at its corresponding historical rate. Realized exchange gains and losses are included in the consolidated statements of operations and deficit.

Deferred Exploration
Expenditures

Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options

The Company has a stock option plan, which is described in Note 6(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is recorded as an expense in the period at the earlier of the completion of performance and the date the options are vested using the fair value method. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3110 “Asset Retirement Obligations”, which established standards for asset retirement obligations and the associated retirement costs related to reclamation and abandonment. The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

December 31, 2006, 2005 and 2004

Financial Instruments

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of its financial instruments approximate their carrying values, unless otherwise noted. At December 31, 2006, the Company held the equivalent of $19,678,711 (December 31, 2005 - $9,408,409) in Canadian dollar cash and short term investments.

Income Taxes

The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantially enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Variable Interest Entities

Effective January 1, 2005, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants (“CICA”) to account for variable interest entities (“VIE’s”). This new standard recognizes that a controlling financial interest in an entity may exist through arrangements that do not involve a voting interest. Such entities are considered to be variable interest entities and can arise from a variety of legal structures. Implementation of this standard has had no impact on the Company’s financial position or results of operations.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2006, 2005 and 2004

1.              Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company’s activities in this country or may result in the impairment or loss of part or all of the Company’s interest in the properties.

2.              Short Term Investments

The Company has invested in US$ commercial paper and discount notes with interest rates varying from 4.83% to 5.05% and maturities up to March 7, 2007 with a market value of $27,724,718 and Cdn$ discount notes and bankers acceptance with interest rates varying from 3.78% to 4.0%  maturities up to February 28, 2007 and a market value of $18,573,310 (Cdn$ 21,653,861).

3.              Investments

(a)          Investment in Nevada Bob’s International Inc.

The investment in Nevada Bob’s International Inc. (“NBI”), a licensor of certain golf equipment and apparel trademarks, represents 4.67% of the outstanding common shares of NBI and is accounted for under the cost method, as management does not have the ability to exercise significant influence over NBI.  This investment will continue to be carried at cost of $150,601 (2005- $150,601) and will be written down only when there has been a loss in value which is other than temporary. The quoted market value of the shares on December 31, 2006 was $0.14 per share or $131,776 in the aggregate (December 31, 2005 - $75,300).

(b)         Investment in BRC Diamond Corporation

The Company owns 3,744,032 common shares, representing a 30.14% (December 31, 2005 — 35.78%) equity interest, in BRC Diamond Corporation (“BRC”) with a quoted market value of approximately $12,304,847 at December 31, 2006 (December 31, 2005 - $9,657,864). The assets and liabilities of BRC are translated in US $ at the year end rate of exchange for the purpose of incorporation in the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation are reported in the consolidated balance sheets under Cumulative translation adjustment as a separate component of shareholders’ equity.The principal business of BRC is the acquisition and exploration of mineral properties.

In April 2005, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn$2.50 per share for gross proceeds of Cdn$2,500,000. The Company did not participate in this financing and therefore its equity interest in BRC was reduced to 35.78%. This reduction in equity interest resulted in a dilution gain of $630,084.

In March 2006, BRC issued, by way of private placement, 1,900,000 of its common shares at a price of Cdn$3.50 per share for gross proceeds of Cdn$6,650,000. In April 2006, BRC issued 60,000 common shares, on the exercise of broker warrants, at a price of Cdn$ 2.50 for gross proceeds of Cdn$150,000. The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 30.14%. This reduction in equity interest resulted in a dilution gain of $1,514,962.

December 31, 2006, 2005 and 2004

The Company’s investment in BRC is summarized as follows:

	December 31, 2006	December 31, 2005

Equity investment, beginning of period	$708,292	$202,431
Share of loss	(387,425)	(337,836)
Gain on dilution of interest	1,514,962	630,084
Share of contributed surplus	179,759	190,164
Cumulative translation adjustment	7,284	23,449

Equity investment, end of period	2,022,872	708,292
Amount due from BRC	—	387,310
	$2,022,872	$1,095,602

BRC’s summarized consolidated balance sheet and income statement for the years ended December 31, 2006 and December 31, 2005, converted to US $ at the year end rate of exchange, are as follows:

	December 31, 2006	December 31, 2005
Assets
Current assets	$329,988	$159,213
Investment	78,939	79,096
Mineral properties	6,401,050	2,366,550
Property, plant and equipment	138,695	185,829

	6,948,672	2,790,688

Liabilities	(237,082)	(811,116)

Net Equity	$6,711,590	$1,979,572

	December 31, 2006	December 31, 2005	December 31, 2004
Income Statement
Interest income	$336	$263	$7
Expenses	(887,642)	(899,996)	(309,511)
Write-off of investment	—	—	(890,863)
Write-off of mineral claims	(355,531)	(25,465)	(4,654)

Net Loss	$(1,242,837)	$(925,198)	$(1,205,021)

December 31, 2006, 2005 and 2004

(c)          Investment in Loncor Resources Inc.

On March 30, 2006, the Board of Directors of the Company approved the issue of common shares of the wholly owned subsidiary, Loncor Resources Inc. (“Loncor”) to an officer and director of the Company for cash consideration of Cdn$271,570. This resulted in the Company’s equity interest in Loncor being reduced from 100% to 48.76% and the Company no longer controlling this entity. However, the Company continues to exercise significant influence over Loncor’s operations; therefore, the Company changed the method of accounting for its investment in Loncor from the consolidation method to the equity method. The principal business of Loncor is the acquisition and exploration of mineral properties.  As at December 31, 2006, the carrying book value of the Company’s investment in Loncor amounted to $342,705.

The Company's investment in Loncor is summarized as follows:

	December 31, 2006	December 31, 2005

Equity investment, beginning of period	$215,000	$215,000
Share of loss	(29,295)	—

Equity investment, end of period	185,705	215,000
Amount due from Loncor	157,000	102,000
	$342,705	$317,000

Loncor’s summarized consolidated balance sheet and income statement for the years ended December 31, 2006 and December 31, 2005, are as follows:

	December 31, 2006	December 31, 2005
Assets
Current assets	$77,613	$12,057
Mineral properties	635,422	331,977
Property, plant and equipment	8,500	17,500

	721,535	361,534

Liabilities	(330,086)	(146,684)

Net Equity	$391,449	$214,850

	December 31, 2006	December 31, 2005
Income Statement
Interest income	$18	$—
Expenses	(363,528)	(120,038)
Charges capitalized to Mineral properties	303,447	120,038

Net Loss	$(60,063)	$—

December 31, 2006, 2005 and 2004

4.              Property, Plant and Equipment

December 31, 2006	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$167,656	$26,620	$141,036
Office equipment	370,599	236,943	133,656
Vehicles	772,716	331,477	441,239
Communication equipment	59,417	21,902	37,515
Field camps	431,291	162,390	268,901
Surveying equipment	90,057	33,149	56,908
Geochemistry	132,527	50,647	81,880
Field equipment	18,059	6,342	11,717
Leasehold improvement	152,470	115,693	36,777

	$2,194,792	$985,163	$1,209,629

December 31, 2005	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$31,489	$17,152	$14,337
Office equipment	341,984	164,354	177,630
Vehicles	607,586	141,986	465,600
Communication equipment	32,347	11,842	20,505
Field camps	350,182	65,456	284,726
Surveying equipment	76,736	12,300	64,436
Geochemistry	105,167	22,338	82,829
Field equipment	13,993	1,827	12,166
Leasehold improvement	119,115	108,774	10,341

	$1,678,599	$546,029	$1,132,570

December 31, 2006, 2005 and 2004

5.              Deferred Exploration Expenditures

Deferred Exploration

	Year ended December 31, 2006	Year ended December 31, 2005	Cumulative from inception in April 1994 to December 31, 2006

Exploration cost	$19,786,006	$8,690,090	$46,873,985
Stock option compensation expense	2,076,385	529,614	2,986,211
Amortization of plant and equipment	419,708	245,302	772,971
Deconsolidation of Loncor	(332,127)	—	(332,127)

Net expenditure	21,949,972	9,465,006	50,301,040
Effect of exchange rate change	—	—	2,511

	21,949,972	9,465,006	50,303,551
Write-off	—	—	(16,191,442)

	$21,949,972	$9,465,006	$34,112,109

Mineral rights

	Year ended December 31, 2006	Year ended December 31, 2005	Cumulative from inception in April 1994 to December 31, 2006
Mineral rights	$20,000	$—	$9,701,194
Write-off	—	—	(9,681,194)

	$20,000	$—	$20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

December 31, 2006, 2005 and 2004

6.              Share Capital

(a)          Authorized Share Capital

Unlimited number of common shares

Unlimited number of preference shares, issuable in series

(b)         Issued Share Capital - Common Shares

	Number of Shares	Amount

December 31, 2003	20,855,688	$39,469,888
Exercise of stock options	1,010,000	286,024
Exercise of warrants	700,000	286,048
Issued during the year	4,000,000	11,037,168

December 31, 2004	26,565,688	51,079,128
Exercise of stock options	406,000	246,467
Exercise of warrants	240,000	1,048,939
Issued during the year (i), (ii)	5,500,000	25,351,260

December 31, 2005	32,711,688	77,725,794
Exercise of stock options	1,512,949	5,521,674
Issued during the year (iii)	4,376,000	46,934,352

December 31, 2006	38,600,637	$130,181,820

(i)                On July 29, 2005, the Company completed a private placement of 3,500,000 common shares of the Company at a price of Cdn$5.25 per share for gross proceeds of Cdn$18,375,000 (US$ 14,989,000). RBC Capital Markets acted as the Company’s agent in connection with the financing.

(ii)             In October 2005, the Company completed a non-brokered private placement of 2,000,000 common shares of the Company at a price of Cdn$6.50 per share for gross proceeds of Cdn$13,000,000 (US$10,982,500). The purchasers of the shares were an investment fund managed by Actis Capital LLP and an investment fund co-managed by Actis Capital LLP and Cordiant Capital Inc.

(iii)          On May 4, 2006, the Company completed a financing involving the issuance of 3,925,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$50,240,000.  The underwriters who conducted the financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc.  In addition, the Company granted to the underwriters an option, exercisable for a period of 30 days after the date of closing, to purchase up to 451,000 in additional common shares of the Company at a price of Cdn$12.80 per share. This option was exercised in full, resulting in the issuance of 451,000 common shares of the Company on May 15, 2006.

December 31, 2006, 2005 and 2004

(c)          Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date.  As at December 31, 2006, the Company had 4,811,051 stock options outstanding to acquire common shares at a weighted-average price of Cdn$8.36 per share, expiring at various dates between February 2008 and December 2011.

The following table summarizes information about stock options during the period:

	Number of Options	Weighted average exercise price Cdn $
Outstanding at December 31, 2003	2,163,000	1.03
Exercised	(1,010,000)	(0.37)
Granted	2,560,000	3.61

Outstanding at December 31, 2004	3,713,000	2.99
Exercised or cancelled	(456,000)	(1.62)
Granted	1,040,000	5.12

Outstanding at December 31, 2005	4,297,000	3.70
Exercised or cancelled	(1,602,949)	(3.16)
Granted	2,117,000	13.90

Outstanding at December 31, 2006	4,811,051	8.36

December 31, 2006, 2005 and 2004

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options outstanding and exercisable
Date of grant	Number outstanding at 12/31/06	Options Exercisable at 12/31/06	Exercise price Cdn$	Expiry date

10/16/03	27,500	27,500	2.00	10/16/08
01/21/04	600,000	600,000	3.00	01/21/09
02/03/04	100,000	100,000	3.00	02/03/09
02/17/04	200,000	200,000	3.50	02/17/09
03/16/04	400,000	400,000	4.10	03/16/09
06/24/04	481,000	481,000	4.00	06/22/09
08/31/04	54,000	54,000	4.00	08/31/09
10/06/04	40,000	40,000	4.00	10/06/09
12/14/04	15,000	15,000	4.50	12/14/09
02/11/05	90,000	90,000	4.70	02/10/10
02/11/05	200,000	200,000	4.70	02/10/08
05/02/05	200,000	200,000	5.25	05/02/08
07/19/05	11,250	7,500	5.25	07/19/10
07/20/05	117,801	80,301	5.25	07/20/08
08/08/05	50,000	37,500	6.65	08/08/10
08/31/05	95,000	71,250	6.60	08/31/10
09/09/05	52,500	35,000	6.68	09/09/10
01/25/06	305,000	—	11.25	01/25/11
02/06/06	20,000	—	11.25	02/06/11
10/24/06	652,000	—	13.52	10/24/11
12/18/06	1,100,000	—	15.00	12/18/11

	4,811,051	2,639,051

2004

During 2004, the Company recognized in the statement of operations as an expense $2,195,231 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $380,212 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

December 31, 2006, 2005 and 2004

2005

During 2005, the Company recognized in the statement of operations as an expense $873,048 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. An amount of $529,614 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. In addition, the Company recognized consulting fees of $712,917 representing the fair value of stock options granted to consultants under the Company’s stock option plan. These amounts were credited accordingly to contributed surplus in the balance sheet.

2006

During 2006, the Company recognized in the statement of operations as an expense $909,019 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $2,149,431 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following factors:

(i) risk-free interest rate: 3.83% to 4.08% (2005 — 2.99% to 3.28%; 2004 — 2.24% to 3.34%)

(ii) expected volatility: 42.91% to 50.92% (2005 — 32.16% to 43.21%; 2004 — 51.21% to 97.1%)

(iii) expected life: 3 to 5 years (2005 — 3 to 5 years; 2004 — 2.77 years)

(iv) expected dividends: $Nil (2005 - $Nil; 2004 - $Nil)

A summary of the status of the Company’s non-vested options as at December 31, 2006 and changes during the year is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value
Non-vested at December 31, 2005	615,000	$1.71
Granted	2,077,000	6.33
Vested	(520,000)	(1.84)

Non-vested at December 31, 2006	2,172,000	$6.14

December 31, 2006, 2005 and 2004

(d)         Earnings (Loss) per Share

Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2006, amounting to 36,760,302 (2005 — 28,963,611; 2004 — 25,322,729) common shares.

Fully diluted earnings (loss) per share have not been presented since the exercise of the options and warrants would be anti-dilutive.

(e)          Contributed Surplus

	December 31, 2006	December 31, 2005
Balance, beginning of the period	$5,407,283	$3,409,456
Options granted	3,058,450	2,115,579
Share of BRC contributed surplus (note 3(b))	179,759	190,164
Options exercised/ cancelled	(1,771,641)	(48,296)
Warrants exercised	—	(259,620)

Balance, end of the period	$6,873,851	$5,407,283

7.              Related Party Transactions

Directors fees of $30,000 (2005 - $23,848; 2004 - $Nil) were paid to non-executive directors of the Company.

Legal fees of $608,238 (2005 - $392,655; 2004 - $294,865), incurred in connection with general corporate matters as well as the Company’s financings, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At year end $20,054 (2005 - $22,372; 2004 - $23,207) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

December 31, 2006, 2005 and 2004

8.            Income Taxes

The Company’s income tax provisions (recovery) for the years ended December 31, 2006, 2005 and 2004 have been calculated as follows:

	2006	2005	2004

Net loss for the year	$3,058,375	$4,501,342	$4,649,380
Combined federal and provincial income tax rates	36.12%	36.12%	36.12%
Income tax recovery at Canadian federal and provincial statutory rates	$(1,104,685)	$(1,625,885)	$(1,679,356)

Share issue costs	(262,972)	(115,945)	(65,965)
Other	—	9	552
Non deductible amounts expensed	483,375	317,262	980,379
Losses expired	—	311,726	151,721
Gain on dilution	548,078	—	—
Change in valuation allowance	336,204	1,112,833	612,669

	$—	$—	$—

The nature and tax effect of the temporary differences giving rise to the future income tax assets and liabilities at December 31, 2006 and 2005 are summarized as follows:

	2006	2005

Property, plant and equipment	$32,488	$66,549
Investments	—	19,848
Foreign exchange	(271,775)	(537,592)
Share issue cost	947,918	—
Non-capital losses carried forward	3,429,165	4,252,787

Net future tax asset before valuation allowance	4,137,796	3,801,592
Valuation allowance	(4,137,796)	(3,801,592)

Net future tax asset	$—	$—

As at December 31, 2006, the Company had estimated net capital losses for Canadian tax purposes of $32,090,158. These losses do not expire and may be utilized to reduce future taxable capital gains, if any.

December 31, 2006, 2005 and 2004

As at December 31, 2006, the Company has estimated non-capital losses for Canadian income tax purpose that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses is provided below.  These tax losses will expire as follows:

2007	919,000
2008	1,135,000
2009	1,951,000
2010	1,128,000
2015	5,167,000

10,300,000

A valuation allowance has been recorded to offset the potential benefits of these carry-forward non-capital losses and deductible temporary differences in these consolidated financial statements as the realization thereof is not considered more likely than not.

9.              Lease Commitments

The Company’s future minimum lease commitments for office premises as at December 31, 2006 for the following four years are as follows:

2007	$93,996
2008	93,996
2009	93,996
2010	62,664

10.       Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	December 31, 2006	December 31, 2005

Democratic Republic of the Congo — deferred exploration costs	$34,132,109	$12,162,137
Democratic Republic of the Congo — capital assets	1,169,905	1,090,279
Canada — capital assets	39,724	42,291
	$35,341,738	$13,294,707

December 31, 2006, 2005 and 2004

11.       Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

12.       Significant Non-cash Transactions

During the period indicated the Company undertook the following significant non-cash transactions:

Year ended December 31,	2006	2005	2004
Amortization included in deferred exploration expenditures	$419,708	$245,302	$72,511
Stock option compensation included in deferred exploration expenditures	2,076,385	529,614	380,212
Shares received on debt settlement	—	—	254,099

13.       Subsequent Events

In February and March 2007, the Company received Cdn$4,816,125 from the exercise of 1,169,500 stock options previously granted under the Company’s stock option plan.

In early 2007, W.B. Kasai Congo SPRL (a private Congolese company) commenced a proceeding against the Company’s subsidiary, Banro Congo Mining SARL, in a Congolese Commercial Court relating to claims to certain new properties in the Congo located between the Company’s Lugushwa and Namoya Projects and the validity of an agreement entered into between Banro Congo Mining SARL and W.B. Kasai Congo SPRL with respect to the exploration for minerals on such properties.  W.B. Kasai Congo SPRL recently obtained a judgment granting a $200,000 award against Banro Congo Mining SARL for damages.  Banro Congo Mining SARL will be appealing this judgment.

December 31, 2006, 2005 and 2004

14.       Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)                Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant.  The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation.  Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model. For US GAAP the Company has adopted, effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

(b)               Mineral Properties

U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

(c)                Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

(d)               Marketable Securities

Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealised gain and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary. Under FAS 115 the Company is accounting for the marketable securities as available for sale.

December 31, 2006, 2005 and 2004

(e)                Equity Investment

For US GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition as the investee is a self sustaining operation account needs to be made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into US dollars.

(f)                  Recently issued United States Accounting Standards

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An interpretation of FASB Statement No. 109, (“FIN 48”), which clarifies the accounting and disclosure requirements for uncertainty in tax positions. This Interpretation requires financial statement recognition of the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Additionally, FIN 48 provides guidance on measurement, de-recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The provisions of FIN 48 will be effective as of the beginning of the Company’s fiscal year 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The adoption of FIN 48 will not have a material effect on the Company’s financial condition or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”) Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. This pronouncement is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on the Company’s financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations and pronouncements that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged provided that the reporting entity has not yet issued financial statements for that fiscal year including financial statements for an interim period within that fiscal year. The Company is assessing SFAS No. 157 and has not determined yet the impact that the adoption of SFAS No. 157 will have on its result of operations or financial position.

December 31, 2006, 2005 and 2004

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires employers to: (a) recognize in its statement of financial position an asset for a plan’s over-funded status or a liability for a plan’s under-funded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. These changes will be reported in comprehensive income of a business entity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending December 15, 2006 for entities with publicly traded equity securities. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company has no defined benefit pension plans.

The impact of the foregoing on the financial statements is as follows:

Income Statement

	2006	2005	2004

Loss per Canadian GAAP	$(3,058,375)	$(4,501,342)	$(4,649,380)
Equity loss adjustment	(1,117,815)	(642,677)	(19,702)
Deferred exploration	(21,949,979)	(9,465,006)	(2,374,441)

Loss per U.S. GAAP	(26,126,169)	(14,609,025)	(7,043,523)
Other comprehensive gain(loss) — Cumulative translation adjustment	(20,769)	21,804	(38,341)
Other comprehensive gain(loss) — Adjustment for shares available for sale	56,476	(75,301)	56,475

Total comprehensive loss	$(26,090,462)	$(14,662,522)	$(7,025,389)

Loss per share (basic and diluted)	$(0.71)	$(0.50)	$(0.28)

December 31, 2006, 2005 and 2004

Balance Sheet

	2006	2005

Total assets per Canadian GAAP	$90,398,386	$38,112,946
Investment available for sale	(18,825)	(75,301)
Equity investment	(1,929,278)	(846,753)
Deferred exploration	(34,132,109)	(12,162,137)

Total assets per U.S. GAAP	$54,318,174	$25,028,755

Total liabilities per Canadian and U.S. GAAP	$2,858,957	$1,421,571

Shareholders’ equity per Canadian GAAP	$87,539,429	$36,691,375
Equity investment adjustments	(1,964,567)	(845,108)
Cumulative translation adjustment	(7,284)	(23,449)
Deferred exploration	(34,132,109)	(12,162,137)
Accumulated other comprehensive loss per U.S. GAAP
Accumulated other comprehensive loss	(18,825)	(75,301)
Cumulative translation account	42,573	21,804

Total shareholders’ equity per U.S. GAAP	$51,459,217	$23,607,184

Total liabilities and shareholders’ equity per U.S. GAAP	$54,318,174	$25,028,755

December 31, 2006, 2005 and 2004

Cash Flow

	2006	2005	2004

Cash flow provided by (used in)
Operating activities per Canadian GAAP	$(1,593,885)	$(3,746,412)	$(1,701,937)
Deferred exploration	(19,806,006)	(8,690,090)	(1,921,718)

Operating activities per US GAAP	(21,399,891)	(12,436,502)	(3,623,655)

Investing activities per Canadian GAAP	(43,953,267)	(31,470,316)	(2,431,528)
Deferred exploration	19,806,006	8,690,090	1,921,718

Investing activities per US GAAP	(24,147,261)	(22,780,226)	(509,810)

Financing activities per Canadian & US GAAP	50,757,431	26,338,750	11,868,860

Effect of foreign exchange on cash	(899,223)	1,472,718	382,872

Net increase (decrease) in cash during the year	4,311,056	(7,405,260)	8,118,267

Cash, beginning of year	1,651,937	9,057,197	938,930

Cash, end of the year	$5,962,993	$1,651,937	$9,057,197